UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

STAGWELL INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

552697104

(CUSIP Number)

David S. Thomas, Esq.
Goldman Sachs & Co. LLC
200 West Street
New York, NY 10282
(212) 902-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Mark H. Lucas, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

March 14, 2023

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 17 Pages)
____________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552697104	SCHEDULE 13D	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Goldman Sachs Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,099,784 (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,099,784 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,099,784 (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC-CO

CUSIP No. 552697104	SCHEDULE 13D	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Goldman Sachs & Co. LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC; AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,099,784 (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,099,784 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,099,784 (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BD-IA

CUSIP No. 552697104	SCHEDULE 13D	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Broad Street Principal Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
16,948,746 (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
16,948,746 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,948,746 (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.9% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 552697104	SCHEDULE 13D	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
StoneBridge 2017, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
16,948,746 (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
16,948,746 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,948,746 (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.9% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 552697104	SCHEDULE 13D	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
StoneBridge 2017 Offshore, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
16,948,746 (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
16,948,746 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,948,746 (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.9% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 552697104	SCHEDULE 13D	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bridge Street Opportunity Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
16,948,746 (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
16,948,746 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,948,746 (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.9% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

    This Amendment No. 8 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on March 15, 2017, as amended and supplemented by Amendment No. 1 filed by the Reporting Persons on March 24, 2017, Amendment No. 2 filed by the Reporting Persons on March 14, 2019, Amendment No. 3 filed by the Reporting Persons on December 23, 2020,  Amendment No. 4 filed by the Reporting Persons on April 21, 2021, Amendment No. 5 filed by the Reporting Persons on July 13, 2021, Amendment No. 6 filed by the Reporting Persons on August 4, 2021, and Amendment No. 7 filed by the Reporting Persons on November 8, 2021  (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.

This Amendment No. 8 is being filed to make updates and amendments to the Original Schedule 13D as follows:
Item 2. Identity and Background.
This Amendment amends Item 2 of the Original Schedule 13D by replacing in their entirety Schedules I, II-A, II-B and III, incorporated therein by reference, with Schedules I, II-A, II-B and III hereto, respectively, which Schedules I, II-A, II-B and III are incorporated herein by reference.
Item 4. Purpose of Transaction.
This Amendment amends Item 4 of the Original Schedule 13D by adding the paragraphs set forth below:
On March 9, 2023, Broad Street Principal Investments, L.L.C., StoneBridge 2017, L.P., and StoneBridge 2017 Offshore, L.P. (the “Selling Stockholders”) agreed to sell 4,000,000 Class A Shares at a price of $6.429375 per share (the “Offering”) to Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC (the “Underwriters”), pursuant to the terms and conditions of the underwriting agreement (the “Underwriting Agreement”) entered into between the Selling Stockholder, the Issuer and the Underwriter. The sale was consummated on March 14, 2023.
Pursuant to the Underwriting Agreement, the Issuer and Stagwell Global have agreed that, subject to specified exceptions, without the prior written consent of the Underwriters, the Company will not, during the period ending 60 days after the date of the prospectus: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Class A Shares or any securities convertible into or exercisable or exchangeable for Class A Shares or such other securities which may be deemed to be beneficially owned by the Issuer or Stagwell Global (any such securities in this clause (i) “Restricted Securities”); (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Restricted Securities, or (iii) file any registration statement with the Securities and Exchange Commission relating to the offering of any Restricted Securities or any securities convertible into or exercisable or exchangeable for Restricted Securities.
The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 99.8 hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.
    This Amendment amends and restates the second paragraph of Item 5 through the fifth paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:
“(a)-(b) The following disclosure assumes there are 131,605,852 Class A Shares of the Issuer outstanding as of February 28, 2023, as reported on the Issuer’s Form 10-K, filed on March 6, 2023 and all percentages presented herein are based thereon.
As of March 14, 2023, GS Group and Goldman Sachs may be deemed to share beneficial ownership of 17,099,784 Class A Shares of the Issuer, which number includes 151,038 Class A Shares acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing approximately 13% of the total number of Class A Shares.

Pursuant to Rule 13d-3 under the Act, as of March 14, 2023, GS Group and Goldman Sachs may be deemed to share beneficial ownership of 16,948,746 Class A Shares, consisting of (i) 14,094,157 Class A Shares directly held by BSPI, and (ii) 2,854,589 Class A Shares directly held by the Employee Funds as reported herein, collectively representing approximately 12.9% of the outstanding Class A Shares.
Pursuant to Rule 13d-3 under the Act, as of March 14, 2023, the Reporting Persons may be deemed to share beneficial ownership, of 16,948,746 Class A Shares (directly held by BSPI and the Employee Funds), which constitutes approximately 12.9% of the outstanding Class A Shares.”
This Amendment amends and restates the thirteenth paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“No transactions in the Class A Shares were effected by any Reporting Person or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I, Schedule II-A or Schedule II-B, during the sixty day period from January 13, 2023 through March 14, 2023.”
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The disclosure set forth under Item 4 of this Amendment is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.2	Power of Attorney, relating to The Goldman Sachs Group, Inc. (filed as Exhibit 99.2 to the Original Schedule 13-D on April 23, 2021 (SEC File No. 005-53561) and incorporated herein by reference).

99.3	Power of Attorney, relating to Goldman Sachs & Co. LLC (filed as Exhibit 99.3 to the Original Schedule 13-D on April 23, 2021 (SEC File No. 005-53561) and incorporated herein by reference).

99.4
Power of Attorney, relating to Broad Street Principal Investments, L.L.C. (filed as Exhibit 99.4 to the Original Schedule 13-D on April 23, 2021 (SEC File No. 005-53561) and incorporated herein by reference).

99.5	Power of Attorney, relating to StoneBridge 2017, L.P. (filed as Exhibit 99.5 to the Original Schedule 13-D on April 23, 2021 (SEC File No. 005-53561) and incorporated herein by reference)

99.6	Power of Attorney, relating to StoneBridge 2017 Offshore, L.P. (filed as Exhibit 99.6 to the Original Schedule 13-D on April 23, 2021 (SEC File No. 005-53561) and incorporated herein by reference).

99.7
Power of Attorney, relating to Bridge Street Opportunity Advisors, L.L.C. (filed as Exhibit 99.7 to the Original Schedule 13-D on April 23, 2021 (SEC File No. 005-53561) and incorporated herein by reference).

99.8
Underwriting Agreement, dated as of March 9, 2023 by and between Stagwell Inc., Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and the Selling Stockholders (as such term is defined therein), incorporated by reference to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 14, 2023

The Goldman Sachs Group, Inc.

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

Goldman Sachs & Co. LLC

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

Broad Street Principal Investments, L.L.C.

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

StoneBridge 2017, L.P.

By:	Bridge Street Opportunuity Advisors, L.L.C. its General Partner

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

StoneBridge 2017 Offshore, L.P.

By:	Bridge Street Opportunuity Advisors, L.L.C. its General Partner

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

Bridge Street Opportunity Advisors, L.L.C.

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

SCHEDULE I

The name of each director and executive officer of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India, Mark O. Winkelman, who is a citizen of the Netherlands, Philip R. Berlinski is also a citizen of Belgium and the United Kingdom, and Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation

David M. Solomon	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.

Philip R. Berlinski	Global Treasurer of The Goldman Sachs Group, Inc.

M. Michele Burns	Former Chairman and Chief Executive Officer, Mercer LLC; Former Chief Financial Officer of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.

Denis P. Coleman III	Chief Financial Officer of The Goldman Sachs Group, Inc.

Drew G. Faust	Professor and Former President of Harvard University

Mark A. Flaherty	Former Vice Chairman, Wellington Management Company

Sheara J. Fredman	Chief Accounting Officer of The Goldman Sachs Group, Inc.

Kimberley D. Harris	Executive Vice President of Comcast Corporation; Executive Vice President and General Counsel of NBCUniversal

Kevin Johnson	Former President and Chief Executive Officer, Starbucks Corporation

Ellen J. Kullman	Executive Chair, Carbon, Inc.

Brian J. Lee	Chief Risk Officer of The Goldman Sachs Group, Inc.

Lakshmi N. Mittal	Executive Chairman of ArcelorMittal S.A.

Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners

Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.

John F.W. Rogers	Executive Vice President of The Goldman Sachs Group, Inc.

Kathryn H. Ruemmler	Chief Legal Officer and General Counsel of The Goldman Sachs Group, Inc.

Ericka T. Leslie	Chief Administrative Officer of The Goldman Sachs Group, Inc.

Jan E. Tighe	Former Vice Admiral, United States Navy

Jessica R. Uhl	Former Chief Financial Officer of Shell plc

David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.

John E. Waldron	President and Chief Operating Officer of The Goldman Sachs Group, Inc.

Mark O. Winkelman	Private Investor

SCHEDULE II-A

The name and principal occupation of each member of the Goldman Sachs Asset Management Corporate Investment Committee, which exercises the authority of Goldman Sachs & Co. LLC in managing BSPI, SB Employee Fund, SB Employee Fund Offshore and Bridge Street are set forth below.

The business address for each member listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of Joe DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104.  The business address of each of Michael Bruun, James Reynolds, Michele Titi-Cappelli and Jose Barreto is Plumtree Court, 25 Shoe Lane, London EC4A 4AU, England. The business address of each of Stephanie Hui and Michael Hui is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong.

All members listed below are United States citizens, except as follows: Stephanie Hui and Julian Salisbury are citizens of the United Kingdom; James Reynolds is a citizen of France; Adrian M. Jones is a citizen of Ireland; Nicole Agnew, Chris Kojima and Gregory Olafson are citizens of Canada; Michele Titi-Cappelli is a citizen of Italy and Michael Hui is a citizen of the People’s Republic of China (Hong Kong permanent resident); Jose Barreto is a citizen of Portugal; and Michael Bruun is a citizen of Denmark.

Name	Present Principal Occupation
Richard A. Friedman	Managing Director of Goldman Sachs & Co. LLC

Nicole Agnew	Managing Director of Goldman Sachs & Co. LLC

Michael Bruun	Managing Director of Goldman Sachs International

Joe DiSabato	Managing Director of Goldman Sachs & Co. LLC

Bradley J. Gross	Managing Director of Goldman Sachs & Co. LLC

Stephanie Hui	Managing Director of Goldman Sachs (Asia) LLC

Adrian M. Jones	Managing Director of Goldman Sachs & Co. LLC

Michael E. Koester	Managing Director of Goldman Sachs & Co. LLC

Scott Lebovitz	Managing Director of Goldman Sachs & Co. LLC

Jo Natauri	Managing Director of Goldman Sachs & Co. LLC

James Reynolds	Managing Director of Goldman Sachs International

David Thomas	Managing Director of Goldman Sachs & Co. LLC

Anthony Arnold	Managing Director of Goldman Sachs & Co. LLC

Michele Titi-Cappelli	Managing Director of Goldman Sachs International

Laurie Schmidt	Managing Director of Goldman Sachs & Co. LLC

Milton Millman	Managing Director of Goldman Sachs & Co. LLC

Julian Salisbury	Managing Director of Goldman Sachs & Co. LLC

Chris Kojima	Managing Director of Goldman Sachs & Co. LLC

Harvey Shapiro	Managing Director of Goldman Sachs & Co. LLC

Danielle Natoli	Managing Director of Goldman Sachs & Co. LLC

Thomas McAndrew	Managing Director of Goldman Sachs & Co. LLC

Kenneth Pontarelli	Managing Director of Goldman Sachs & Co. LLC

Michael Hui	Managing Director of Goldman Sachs (Asia) L.L.C.

Jose Baretto	Managing Director of Goldman Sachs International

Leonard Seevers	Managing Director of Goldman Sachs & Co. LLC

Gregory Olafson	Managing Director of Goldman Sachs & Co. LLC

SCHEDULE II-B

The name, position and present principal occupation of each executive officer of (i) BSPI, and (ii) Bridge Street, the general partner of each of SB Employee Fund and SB Employee Fund Offshore, are set forth below.

The business address for all the executive officers listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of each of Joseph P. DiSabato, Mark Midle, Jason Kreuziger, and David Campbell is 555 California Street, San Francisco, CA 94104.  The business address of each of Oksana Beard, David Bell, Justin Betzen, Katherine Bloom, Michael Dalton, Michael Watts, Christopher (Chance) Monroe, Kyle Kendall, James Huckaby, Christopher Nelson, Clayton Wilmer and Daniel Farrar is 2001 Ross Avenue, Suite 2800, Dallas, TX 75201. The business address of Johanna Volpi is 30 Hudson Street, Jersey City, NJ 07302. The business address of each of David Miller, Taylor Mefford and Gregory Watts is 11605 Haynes Bridge Rd. Suite 695, Alpharetta, GA 30009. The business address of Ryan Flanagan is 8105 Irvine Center Dr #560, Irvine, CA 92618.

All executive officers listed below are United States citizens, except as follows: Cedric Lucas is a citizen of France; Adrian M. Jones is a citizen of Ireland; Anthony Arnold is a citizen of the United Kingdom; Beat Cabiallavetta is a citizen of Switzerland; Harsh Nanda is a citizen of India, David Campbell is a citizen of Australia; Nicole Agnew, Gregory Olafson, Chris Kojima and Sebastien Gagnon are citizens of Canada.

Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman Sachs & Co. LLC

Nicole Agnew	Vice President	Managing Director of Goldman Sachs & Co. LLC

Anthony Arnold	Vice President	Managing Director of Goldman Sachs & Co. LLC

Alex Chi	Vice President	Managing Director of Goldman Sachs & Co. LLC

Darren Cohen	Vice President	Managing Director of Goldman Sachs & Co. LLC

Joseph P. DiSabato	Vice President	Managing Director of Goldman Sachs & Co. LLC

Jeffrey M. Fine	Vice President	Managing Director of Goldman Sachs & Co. LLC

Bradley J. Gross	Vice President	Managing Director of Goldman Sachs & Co. LLC

Adrian M. Jones	Vice President	Managing Director of Goldman Sachs & Co. LLC

Michael E. Koester	Vice President	Managing Director of Goldman Sachs & Co. LLC

Scott Lebovitz	Vice President	Managing Director of Goldman Sachs & Co. LLC

David Miller	Vice President	Managing Director of Goldman Sachs & Co. LLC

Hillel Moerman	Vice President	Managing Director of Goldman Sachs & Co. LLC

Jo Natauri	Vice President	Managing Director of Goldman Sachs & Co. LLC

Gregory Olafson	Vice President	Managing Director of Goldman Sachs & Co. LLC

Kenneth Pontarelli	Vice President	Managing Director of Goldman Sachs & Co. LLC

Laurie E. Schmidt	Vice President & Treasurer	Managing Director of Goldman Sachs & Co. LLC

Leonard Seevers	Vice President	Managing Director of Goldman Sachs & Co. LLC

Michael Ungari	Vice President	Managing Director of Goldman Sachs & Co. LLC

Vikas Agrawal	Vice President	Managing Director of Goldman Sachs & Co. LLC

Daniel Alger	Vice President	Managing Director of Goldman Sachs & Co. LLC

Patrick Armstrong	Vice President	Managing Director of Goldman Sachs & Co. LLC

Oksana Beard	Vice President	Managing Director of Goldman Sachs & Co. LLC

Lee Becker	Vice President	Managing Director of Goldman Sachs & Co. LLC

David Bell	Vice President	Managing Director of Goldman Sachs & Co. LLC

Allison Beller	Vice President	Managing Director of Goldman Sachs & Co. LLC

Jeffrey Bernstein	Vice President	Managing Director of Goldman Sachs & Co. LLC

Justin Betzen	Vice President	Managing Director of Goldman Sachs & Co. LLC

Katherine Bloom	Vice President	Managing Director of Goldman Sachs & Co. LLC

Jeff Boyd	Vice President	Managing Director of Goldman Sachs & Co. LLC

Steven Budig	Vice President	Managing Director of Goldman Sachs & Co. LLC

Beat Cabiallavetta	Vice President	Managing Director of Goldman Sachs & Co. LLC

David Campbell	Vice President	Managing Director of Goldman Sachs & Co. LLC

Omar Chaudhary	Vice President	Managing Director of Goldman Sachs & Co. LLC

Alexander Cheek	Vice President	Managing Director of Goldman Sachs & Co. LLC

William Chen	Vice President	Managing Director of Goldman Sachs & Co. LLC

Michael Dalton	Vice President	Managing Director of Goldman Sachs & Co. LLC

Dirk Degenaars	Vice President	Managing Director of Goldman Sachs & Co. LLC

Johanna Diaz	Vice President	Managing Director of Goldman Sachs & Co. LLC

Terence Doherty	Vice President	Managing Director of Goldman Sachs & Co. LLC

Ryan Flanagan	Vice President	Managing Director of Goldman Sachs & Co. LLC

Sebastien Gagnon	Vice President	Managing Director of Goldman Sachs & Co. LLC

Philip Grovit	Vice President	Managing Director of Goldman Sachs & Co. LLC

Ashwin Gupta	Vice President	Managing Director of Goldman Sachs & Co. LLC

Jonathan Hunt	Vice President	Managing Director of Goldman Sachs & Co. LLC

Kyle Kendall	Vice President	Managing Director of Goldman Sachs & Co. LLC

Christopher Kojima	Vice President	Managing Director of Goldman Sachs & Co. LLC

Jason Kreuziger	Vice President	Managing Director of Goldman Sachs & Co. LLC

Lee Levy	Vice President	Managing Director of Goldman Sachs & Co. LLC

Christina Sun Li	Vice President	Managing Director of Goldman Sachs & Co. LLC

Cedric Lucas	Vice President	Managing Director of Goldman Sachs & Co. LLC

Taylor Mefford	Vice President	Managing Director of Goldman Sachs & Co. LLC

Christopher Monroe	Vice President	Managing Director of Goldman Sachs & Co. LLC

Antoine Munfa	Vice President	Managing Director of Goldman Sachs & Co. LLC

Harsh Nanda	Vice President	Managing Director of Goldman Sachs & Co. LLC

Christopher Nelson	Vice President	Managing Director of Goldman Sachs & Co. LLC

Jeff Possick	Vice President	Managing Director of Goldman Sachs & Co. LLC

Andrew Rhee	Vice President	Managing Director of Goldman Sachs & Co. LLC

Brady Schuck	Vice President	Managing Director of Goldman Sachs & Co. LLC

Cleaver Sower	Vice President	Managing Director of Goldman Sachs & Co. LLC

Gabriella Skirnick	Vice President	Managing Director of Goldman Sachs & Co. LLC

Holger Staude	Vice President	Managing Director of Goldman Sachs & Co. LLC

Joseph Sumberg	Vice President	Managing Director of Goldman Sachs & Co. LLC

Peter Vermette	Vice President	Managing Director of Goldman Sachs & Co. LLC

Sherry Wang	Vice President	Managing Director of Goldman Sachs & Co. LLC

Gregory Watts	Vice President	Managing Director of Goldman Sachs & Co. LLC

Letitia Webster	Vice President	Managing Director of Goldman Sachs & Co. LLC

Mark Wetzel	Vice President	Managing Director of Goldman Sachs & Co. LLC

Andrew White	Vice President	Managing Director of Goldman Sachs & Co. LLC

William Y. Eng	Vice President	Vice President of Goldman Sachs & Co. LLC

Scott Kilpatrick	Vice President	Vice President of Goldman Sachs & Co. LLC

Michael Watts	Vice President	Managing Director of Goldman Sachs & Co. LLC

Clayton Wilmer	Vice President	Vice President of Goldman Sachs & Co. LLC

Carey Ziegler	Vice President & Secretary	Vice President of Goldman Sachs & Co. LLC

David Thomas	Vice President, Assistant Secretary & Assistant General Counsel	Managing Director of Goldman Sachs & Co. LLC

Getty Chin	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC

Daniel Farrar	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC

Kirsten Frivold Imohiosen	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC

Larry Kleinman	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC

Harvey Shapiro	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC

Johanna Volpi	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC

Michael J. Perloff	Vice President	Managing Director of Goldman Sachs & Co. LLC

SCHEDULE III
  On October 22, 2020, The Goldman Sachs Group, Inc. (“GS Group”) entered into an order instituting cease and desist proceedings with the SEC, which alleged GS Group failed to reasonably maintain a sufficient system of internal accounting controls between 2012 and 2015 with respect to the process by which it reviewed and approved the commitment of firm capital in large, significant and complex transitions, such as the three bond offerings for 1Malaysia Development Berhad (“1MDB”), and that documentation prepared in connection with the 1MDB transactions did not accurately reflect certain aspects of the bond offerings, including the involvement of a third party intermediary in the offerings. GS Group has agreed to pay a civil money penalty in the amount of $400,000,000 and disgorgement of $606,300,000.

   On September 27, 2022, the SEC entered an order in which it settled charges against Goldman Sachs & Co. LLC (“GS & Co.”) for violating certain recordkeeping and supervisory provisions of the Securities Exchange Act of 1934 by failing to maintain or preserve certain written business communications that were conducted on unapproved communication methods and failing to implement its policies and procedures that prohibit such communications. GS & Co. has agreed to pay a civil monetary penalty in the amount of $125,000,000 to the SEC in connection with these charges. Also on September 27, 2022, the Commodity Futures Trading Commission (the “CFTC”) issued an order filing and settling charges with GS & Co. for failing to maintain, preserve or produce records that were required to be kept under CFTC recordkeeping requirements and failing to diligently supervise matters related to its business as a CFTC registrant. GS & Co. has agreed to pay a civil monetary penalty of $75,000,000 to the CFTC.